Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

I, Americo Zuzunaga, FAusIMM, do hereby certify that:

1.	I am employed as Vice-President Corporate Planning of Sierra Metals Inc., 161 Bay St., Suite 4260, Toronto, Ontario, Canada, M5J 2S1.

2.	This certificate applies to the technical report entitled “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” dated November 19, 2020, with an effective date of June 30, 2020 (the “Technical Report”).

3.	I am a Member of the Australian Institute of Mining and Metallurgy, FAusIMM # 221856. Relevant experience at Sierra Metals Inc.’s Cusi Mine, Bolivar Mine and Yauricocha Mine for the past 3 years; 2 years as Technical Studies Manager at BISA Consultants in Peru; over 14 years with BHP; 7 years at Escondida Mine in Chile as Asset Planning Manager; 2 years at Ekati Diamond Mine in Canada as Projects and Strategic Planning Manager; 2 years at Antamina Mine in Peru as Expansion Studies Manager; 2 years at Tintaya Mina as Geology, Planning and Exploration Manager. In each of these past positions I acted as a Qualified Person.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	Most recently, I visited the Yauricocha Mine on December 2019.

6.	I accept professional responsibility for Sections 15, 16, 18, 19, 20, 21, 22, 23, 24, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am non-independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	As Vice-President Corporate Planning for Sierra Metals Inc.’s Mexico and Peru operations, I have been directly involved in operations at the mines for the past 3 years.

9.	I have read NI 43-101 and Form 43-101 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the Technical Report for which I am responsible for contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 19 day of November 2020.

“Americo Zuzunaga”
Americo Zuzunaga, FAusIMM CP